Exhibit 2.2

FIRST AMENDMENT TO

SHARE PURCHASE AGREEMENT

This FIRST AMENDMENT TO SHARE PURCHASE AGREEMENT (“First Amendment”) is entered into this 6th day of June, 2011 by and between MUSTAFA MEHMET CORPORATION (“Seller”) and TRANSATLANTIC WORLDWIDE, LTD. (“Buyer”).

WHEREAS, Seller and Buyer have entered into that certain Share Purchase Agreement dated April 23, 2011 (the “Base Agreement”);

WHEREAS, Seller and Buyer desire to amend the Base Agreement in accordance with this First Amendment; and

WHEREAS, capitalized terms not otherwise defined herein shall have the meanings set forth in the Base Agreement.

NOW, THEREFORE, for and in consideration of the mutual promises herein made, the parties, intending to be legally bound, hereby agree as follows:

1. Section 1.47 of the Base Agreement is hereby deleted in its entirety and replaced with the following:

1.47	Purchase Price

“Purchase Price” means, collectively, the following:

(a) The Cash Portion of the Purchase Price;

(b) The Overriding Royalties; and

(c) The TA Stock.

2. The following definitions shall be added to the end of Article 1 of the Base Agreement:

1.61.	Cash Portion of the Purchase Price

“Cash Portion of the Purchase Price” means the sum of TEN MILLION AND NO/100 DOLLARS USD ($10,000,000.00), adjusted as provided in the Multi-Party Agreement.

1.62	Multi-Party Agreement

“Multi-Party Agreement” means that certain Multi-Party Agreement dated as of June 6, 2011, by and among each of the following: Seller; Buyer; TransAtlantic Petroleum Ltd.; Pinnacle Turkey Holding Company, LLC; Valeura Energy Inc.; Valeura Energy (Netherlands) Coöoperatief U.A.; TBNG; PTI; and Corporate Resources B.V.

3. Section 2.3 of the Base Agreement is hereby deleted in its entirety and replaced with the following:

2.3	Payment of the Purchase Price

Subject to the terms and conditions of this Agreement, the Purchase Price shall be paid by Buyer as follows:

(a) Buyer shall deliver the TA Stock;

(b) Buyer shall deliver the Cash Portion of the Purchase Price at Closing; and

(c) Buyer shall execute and deliver to Seller at Closing the agreements providing for the Overriding Royalties.

4. Seller agrees that it will be liable for any and all cost and expense relating to any labor rights (including but not limited to severance pay, notice pay, termination pay, accrued vacation pay, annual leave and other leaves) which may have accrued or been earned by any employees of TBNG prior to Closing pursuant to the Turkish Labor Code or other Legal Requirement.

5. Seller agrees to cooperate with Buyer and execute and deliver any and all documents and instruments from and after the Closing to assist Buyer in consummating the terms of the Base Agreement and related documents, including but not limited to the transition of directors and officers in the British Virgin Islands.

6. All terms and provisions of the Base Agreement not amended or modified by this First Amendment shall remain in full force and effect.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed and delivered this First Amendment as of the date first set forth above.

SELLER:

MUSTAFA MEHMET CORPORATION

By:	/s/ Harvey R. Clapp, III
Harvey R. Clapp, III, President

BUYER:

TRANSATLANTIC WORLDWIDE, LTD.

By:	/s/ Jeffrey S. Mecom
Jeffrey S. Mecom, Vice President

First Amendment to TBNG SPA	S